August 26, 2005

Mr. David Mittelman
Division of Corporate Finance
U.S. Securities & Exchange Commission
Mail Stop 3561
Washington, D.C. 20549

RE:	SOM Resources Inc.
Amendment No. 1 to Registration Statement on Form SB-2
Filed August 10, 2005
File No. 333-126490

Dear Mr. Mittleman:

We represent SOM Resources, Inc. (“SOM Resources” or the “Company”). We are in receipt of your letter dated August 25, 2005 regarding the above referenced filing and the following are our responses:

Directors, Executive Officers, Promoters and Control Persons, page 12

1.
Item 401 of Regulation S-B requires that you disclose the last 5 years of business experience, all other directorships held in reporting companies and involvement in certain legal proceedings for all directors and officers. We note that Messrs. Plexman and Fife are also directors and officers of Tao Mineral Ltd. Please revise or advise.

Answer:
Please note that Eric John Plexman the President and Chief Executive Officer was not an officer or director of Tao Mineral Ltd. That individual is James Plexman who is related to Eric John Plexman. Mr. Fife’s bio has been revised to disclose that he was the secretary of Tao Minerals Ltd. It was erroneously omitted initially because Mr. Fife was not aware that he had to disclose the position since he was not a director of Tao.

Very truly yours,

ANSLOW & JACLIN, LLP

By: /s/ Gregg E. Jaclin
           GREGG E. JACLIN